UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Focus Media Holding Limited

(Name of Issuer)

Ordinary Shares, par value $0.00005 per share American Depositary Shares, each representing five Ordinary Shares

(Title of Class of Securities)

G3610R109 (Ordinary Shares) 34415V109 (American Depositary Shares)

(CUSIP Number)

Jason Nanchun Jiang	JJ Media Investment Holding Limited
28-30/F Zhao Feng World Trade Building	28/F Zhao Feng World Trade Building
369 Jiang Su Road, Shanghai 200060, China	369 Jiang Su Road, Shanghai 200060, China
(86) 21-2216-4088	(86) 21-2216-4088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	34415V109

1	NAMES OF REPORTING PERSONS Jason Nanchun Jiang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 113,501,185(1)
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 113,501,185(1)
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,501,185(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.26%(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes 113,501,185 Ordinary Shares held in the name of Citi (Nominees) Limited and beneficially owned by JJ Media Investments Holding Ltd. in the form of ADSs. JJ Media Investments Holding Ltd. is 100%-owned by Jason Nanchun Jiang.

(2)	Includes collectively, the Ordinary Shares described in footnote (1).
(3)	Percentage calculated based on 698,057,665 Ordinary Shares outstanding.

CUSIP No.	34415V109

1	NAMES OF REPORTING PERSONS JJ Media Investment Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 113,501,185(4)
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 113,501,185(4)
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,501,185
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.26%(4)(5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(4)	Includes 113,501,185 Ordinary Shares held in the name of Citi (Nominees) Limited and beneficially owned by JJ Media Investments Holding Ltd. in the form of ADSs.
(5)	Percentage calculated based on 698,057,665 Ordinary Shares outstanding.

This amendment amends the Schedule 13D filed jointly with the Securities and Exchange Commission on February 5, 2010 (the “Original 13D”) by Jason Nanchun Jiang (“Mr. Jiang”) and JJ Media Investment Holding Limited (“JJ Media”, and together with Mr. Jiang, the “Reporting Persons”) with respect to Ordinary Shares, par value $0.00005 per ordinary share (the “Ordinary Shares”), and American Depositary Shares, each representing five Ordinary Shares (the “ADSs”) of Focus Media Holding Limited (the “Issuer”), as previously amended by amendments to the Original 13D filed on September 10, 2010, June 29, 2011 and October 4, 2011. This amendment is being made in connection with further amendments to the Options Agreements originally entered into on September 7, 2010 as initially amended on June 22, 2011 and further amended on September 30, 2011, as defined in Item 6 hereof, that will have the effect of postponing the expiration of a portion of each of the capped call transactions evidenced by the Options Agreements, as amended, with expiration to resume at a later date, amending the applicable strike and cap prices, and changing the timing of, and amount due upon, settlement of various components of the capped call transactions.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

On September 7, 2010, JJ Media and Mr. Jiang entered into an Underwriting Agreement with the Issuer and Goldman, Sachs & Co., as underwriter, pursuant to which JJ Media agreed to sell 8,100,000 ADSs at a price of $18.90 per ADS under a Registration Statement on Form F-3 (File No. 169249) and a related prospectus supplement (the “Public Offering”). Of the 8,100,000 ADSs sold, 5,300,000 ADSs were purchased by Goldman, Sachs & Co. (the “underwriter”). The remaining 2,800,000 ADSs (“hedge shares”) were purchased by Goldman Sachs International or its affiliate (the “variable price seller”) with a view to offer such ADSs to the public.

Upon the closing of the Public Offering on September 13, 2010, JJ Media received aggregate proceeds of $153,090,000. In connection with the closing of the Public Offering, JJ Media primarily used the proceeds of the Public Offering to (1) pay in full the Citi Loan of $99,400,000 and (2) purchase the capped call options relating to 10,100,000 ADSs described in Items 5 and 6 hereof.

On June 22, 2011, JJ Media entered into amendments to the Options Agreements that had the effect of postponing the expiration of a portion of each of the capped call transactions evidenced by the Options Agreements with expiration to have resumed in September 2011 and the effect of changing the timing of, and amount due upon, settlement of various components of the capped call transactions.

On September 30, 2011, JJ Media entered into further amendments to the Options Agreements, as amended, that had the effect of postponing the expiration of a portion of each of the capped call transactions evidenced by the Options Agreements, as amended, with expiration to have resumed in November 2011 and the effect of amending the applicable strike and cap prices, and changing the timing of, and amount due upon, settlement of various components of the capped call transactions.

On November 22, 2011, JJ Media entered into further amendments to the Options Agreements, as amended, that will have the effect of postponing the expiration of a portion of each of the capped call transactions evidenced by the Options Agreements, as amended, with expiration to resume at a later date, amending the applicable strike and cap prices, and changing the timing of, and amount due upon, settlement of various components of the capped call transactions.

On November 22, 2011, JJ Media purchased 712,896 ADSs at a price of $15.43 per ADS in a block trade.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

As of the date hereof, Mr. Jiang beneficially owns in the aggregate 113,501,185 Ordinary Shares, representing approximately 16.26% of the outstanding Ordinary Shares of the Issuer. Mr. Jiang has sole power to vote and sole power to dispose as to all the 113,501,185 Ordinary Shares he beneficially owns.

As of the date hereof, JJ Media beneficially owns in the aggregate 113,501,185 Ordinary Shares, representing approximately 16.26% of the outstanding Ordinary Shares of the Issuer. JJ Media has sole power to vote and sole power to dispose as to all the 113,501,185 Ordinary Shares it beneficially owns.

(c) Amendment to the Options Agreements: On November 22, 2011, JJ Media entered into further amendments to the Options Agreements, as amended, that will have the effect of postponing the expiration of a portion of each of the capped call transactions evidenced by the Options Agreements with expiration to resume at a later date, amending the applicable strike and cap prices, and changing the timing of, and amount due upon, settlement of various components of the capped call transactions.

Block Trade: On November 22, 2011, JJ Media purchased 712,896 ADSs at a price of $15.43 per ADS in a block trade.

(d) Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Subscription for Shares in 2009 and Related Loan Arrangements

On September 23, 2009, JJ Media and the Issuer entered into a subscription agreement (the “Subscription Agreement”) pursuant to which the Issuer issued and sold to JJ Media, and JJ Media subscribed for and purchased, 75,000,000 Ordinary Shares of the Issuer at a subscription price of $1.899 per share (equivalent to $9.495 per ADS). The aggregate subscription price was $142,425,000. The issuance was completed on November 19, 2009.

JJ Media’s subscription was funded with the proceeds from a loan with a principal amount of $142,000,000 (the “Citi Loan”) made by Citibank, N.A. (the “Initial Lender”) under a margin loan agreement, dated as of November 13, 2009 (the “Citi Loan Agreement”), among JJ Media, the Lender, Citibank, N.A., as administrative agent, and Citibank, N.A., as collateral agent (the “Citi Collateral Agent”), of which $138,000,000 was drawn down, and through JJ Media’s personal funds. On December 9, 2009, pursuant to an agreement among JJ Media, the Initial Lender, and Nomura Securities International, Inc. (“Nomura”), the Initial Lender agreed to reduce its lending commitment by $42,600,000 and Nomura agreed to take up that portion of the commitment (the “Nomura Loan”). Nomura’s $42,600,000 commitment is set forth in a separate margin loan agreement, dated as of December 9, 2009 (the “Nomura Loan Agreement”, and together with the Citi Loan Agreement, the “Loan Agreements”), among JJ Media and Nomura, as lender (the “Nomura Lender”), administrative agent and collateral agent (the “Nomura Collateral Agent”).

Pursuant to a security agreement, dated as of November 19, 2009 (the “Citi Security Agreement”), between JJ Media and the Citi Collateral Agent, JJ Media pledged and granted a security interest in 141,086,135 Ordinary Shares of the Issuer in the form of ADSs to the Citi Collateral Agent to secure its obligation under the Citi Loan Agreement. Pursuant to a personal guarantee, dated as of November 19, 2009 (the “Citi Personal Guarantee”), Mr. Jiang, as guarantor, agreed to guarantee the payment of all amounts, and the performance of all of JJ Media’s obligations, under the Citi Loan Agreement and the other loan documents. In addition, JJ Media issued a note, dated as of November 19, 2009 (the “Citi Note”), promising to pay to the Initial Lender on the maturity date the principal sum of the Citi Loan or, if less, the aggregate principal amount outstanding of the Loan made by the Lender under the Loan Agreement. On December 9, 2009, in connection with the assumption by Nomura of $42,600,000 of the Citi Loan (of which 41,400,000 had been drawn down), JJ Media entered into an additional set of documents with Nomura, including a security agreement, personal guarantee and note, substantially similar to those described above with regard to the $42,600,000 portion of the loan and 42,325,835 Ordinary Shares of the Issuer in the form of ADSs portion of the collateral that are the subject of the Nomura Loan Agreement.

In order to perfect the security interest of the Citi Collateral Agent, JJ Media entered into a control agreement, dated as of November 19, 2009 (the “Citi Control Agreement”), with the Citi Collateral Agent and Citigroup Global Markets Inc. (“CGMI”), placing 13,217,227 Unrestricted ADSs (representing 66,086,135 Ordinary Shares of the Issuer), issued by Citibank N.A., as depositary, into the account of CGMI as collateral under the Citi Loan and having CGMI hold 15,000,000 Restricted ADS (representing 75,000,000 Ordinary Shares of the Issuer), issued by Citibank N.A., as depositary, for the Citi Collateral Agent as collateral under the Citi Loan. On December 9, 2009, JJ Media entered into a substantially similar control agreement with Nomura, placing 3,965,167 of the Unrestricted ADSs (representing 19,825,835 Ordinary Shares of the Issuer) into the account of Nomura as collateral agent under the Nomura Loan and having Nomura hold 4,500,000 of the Restricted ADSs (representing 22,500,000 Ordinary Shares of the Issuer) as collateral under the Nomura Loan.

Public Offering, Capped Call Options, Swap, Pledge, Guaranty and Sales Plan

(1) Public Offering: On September 7, 2010, JJ Media and Mr. Jiang entered into the Underwriting Agreement described in Item 3 hereof pursuant to which JJ Media agreed to sell 8,100,000 ADSs at a price of $18.90 per ADS. Of the 8,100,000 ADSs sold, 5,300,000 ADSs were purchased by Goldman, Sachs & Co.. The remaining 2,800,000 ADSs were purchased by Goldman Sachs International or its affiliate (the “variable price seller”) with a view to offer such ADSs to the public.

(2) Capped Call Options: Concurrent with the pricing of the registered offering pursuant to the Public Offering described above, JJ Media entered into three capped call transaction confirmations (the “Options Agreements”) with the variable price seller pursuant to which, JJ Media purchased call options relating to 10,100,000 ADSs with a hedge reference price of $19.25 per ADS. The capped call options under the Options Agreements are divided into a number of components with different expiration dates. Upon the expiration of each component, JJ Media has the right to receive an amount in cash representing any excess of the lesser of the agreed-upon cap price and the volume-weighted average price of the ADSs for the applicable expiration date over the agreed-upon strike price for the capped call transaction. The cash amount receivable by JJ Media pursuant to the Options Agreements is subject to certain anti-dilution and other adjustments and modifications, including, without limitation, adjustments to the number of capped call options upon the occurrence of certain corporate events involving the Issuer or the ADSs. Under the original Options Agreements, such cash amount (in the aggregate for all components) is paid by the variable price seller to JJ Media on the third business day following the expiration date for the last component.

(3) Swap: On September 7, 2010, JJ Media entered into a share swap transaction confirmation (the “Swap Agreement”) with GSI, with a maturity date on or about October 28, 2010, pursuant to which variable price seller acquired “long” exposure, and JJ Media acquired “short” exposure, to 2,000,000 ADSs. The notional amount of the swap was based on such number of ADSs and an initial price of $18.90 per ADS. Under a pledge and security agreement (the “Pledge Agreement”), JJ Media pledged 2,000,000 ADSs (the “Pledged Shares”) to secure its obligations under the Swap Agreement. JJ Media retained voting rights and rights to ordinary dividends under the Pledged Shares during the term of the pledge. The swap transaction was cash-settled. Upon settlement, JJ Media paid the variable price seller a fee on the notional amount at the USD Federal Funds Rate, and the variable price seller paid JJ Media the difference between the average of the volume-weighted average price of the ADSs over the valuation period and the initial price. Upon settlement, the Pledged Shares were released and returned to JJ Media.

(4) Guaranty: On September 7, 2010, Mr. Jason Nanchun Jiang entered into a Guaranty (the “Guaranty”) in favor of GSI. The Guaranty was entered into to guarantee the payment of all amounts, and the performance of all obligations, by JJ Media under the Capped Call Options, Swap and the other transaction documents relating to the Capped Call Options and Swap.

(5) 10b5-1 Plan: Concurrent with the pricing of the Public Offering, JJ Media entered into a share sale plan (the “Sales Plan”) in reliance on Rule 144 under the Securities Act and Rule 10b5-1 under the Exchange Act with a broker-dealer affiliate of GSI (the “Seller”). Under the Sales Plan, the Seller sold on behalf of JJ Media up to a maximum of 2,000,000 ADSs subject to the conditions and terms of the Sales Plan. The dates of the sales under the Sales Plan were intended to coincide with the valuation period under the Swap Agreement.

Forms of the Underwriting Agreement, Options Agreements, Pledge Agreement, Swap Agreement, Guaranty and 10b5-1 Plan are attached as Exhibits 13, 14, 15, 16, 17 and 18, respectively, and are incorporated herein by reference.

First Amendment to the Option Agreements

On June 22, 2011, JJ Media entered into amendments to the Options Agreements that had the effect of postponing the expiration of a portion of each of the capped call transactions evidenced by the Options Agreements with expiration to have resumed in September 2011 and the effect of changing the timing of, and amount due upon, settlement of various components of the capped call transactions.

Second Amendment to the Option Agreements

On September 30, 2011, JJ Media entered into further amendments to the Options Agreements, as amended, that had the effect of postponing the expiration of a portion of each of the capped call transactions evidenced by the Options Agreements, as amended, with expiration to have resumed in November 2011 and the effect of amending the applicable strike and cap prices, and changing the timing of, and amount due upon, settlement of various components of the capped call transactions.

Third Amendment to the Option Agreements

The information contained in Item 5(c) of this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1.	Subscription Agreement, dated as of September 23, 2009, between JJ Media and the Issuer†

2.	Margin Loan Agreement, dated as of November 13, 2009, among JJ Media, the Initial Lender, Citibank, N.A., as administrative agent, and the Citi Collateral Agent[a]*

3.	Security Agreement, dated as of November 19, 2009, between JJ Media and the Citi Collateral Agent[a]*

4.	Control Agreement, dated as of November 19, 2009, among JJ Media, the Citi Collateral Agent and Citigroup Global Markets Inc.[a]

5.	Note, dated as of November 19, 2009, issued by JJ Media [a]

6.	Personal Guaranty of Jason Nanchun Jiang, dated as of November 19, 2009†

7.	The Agreement, dated as of December 9, 2009, among JJ Media, the Initial Lender and Nomura[a]

8.	Margin Loan Agreement, dated as of December 9, 2009, among JJ Media and Nomura as lender, administrative agent, and collateral agent[a]*

9.	Security Agreement, dated as of December 9, 2009, between JJ Media and the Nomura Collateral Agent[a]*

10.	Control Agreement, dated as of December 9, 2009, among JJ Media and Nomura, as collateral agent and intermediary†

11.	Nomura Note, dated as of December 9, 2009, issued by JJ Media[a]

12.	Nomura Personal Guaranty of Jason Nanchun Jiang, dated as of December 9, 2009†

13.	Underwriting Agreement, dated as of September 7, 2010, among the Issuer, JJ Media, Jason Nanchun Jiang and Goldman, Sachs & Co. ††

14.	Capped Call Transaction Master Confirmation, dated September 7, 2010, between Goldman Sachs International and JJ Media[a]*

15.	Confirmations 1, 2 and 3, each dated September 7, 2010, between Goldman Sachs International and JJ Media[a]*

16.	Swap Confirmation, dated September 7, 2010, between Goldman Sachs International and JJ Media[a]

17.	Supplemental Swap Confirmation, dated September 7, 2010, between Goldman Sachs International and JJ Media[a]*

18.	Pledge and Security Agreement, dated as of September 7, 2010, between JJ Media and Goldman Sachs International[a]

19.	Guaranty, dated as of September 7, 2010, between Jason Nanchun Jiang and Goldman Sachs International[a]

20.	Sales Plan, dated as of September 7, 2010, between JJ Media and Goldman, Sachs & Co, and acknowledged by the Issuer[a]

21.	Amendments to Confirmations 1, 2 and 3, each dated June 22, 2011, between Goldman Sachs International and JJ Mediaß*

22.	Joint Filing Agreementß

23.	Amendments to Confirmations 1, 2 and 3, each dated September 30, 2011, between Goldman Sachs International and JJ Media.[d]

24.	Amendments to Confirmations 1, 2 and 3, each dated November 22, 2011, between Goldman Sachs International and JJ Media.¯

*	Confidential treatment has been granted.
†	Previously filed with the Schedule 13D of JJ Media and Mr. Jiang, dated February 5, 2010.
††	Incorporated by reference from Exhibit 1.1 included in the Form 6-K of the Issuer, dated September 8, 2010.
[a]	Previously filed with Amendment No. 1 to the Schedule 13D of JJ Media and Mr. Jiang, dated September 10, 2010.
ß	Previously filed with Amendment No. 2 to the Schedule 13D of JJ Media and Mr. Jiang, dated June 29, 2011.
[d]	Previously filed with Amendment No. 3 to the Schedule 13D of JJ Media and Mr. Jiang, dated October 4, 2011.
¯	Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ Jason Nanchun Jiang
Jason Nanchun Jiang

JJ MEDIA INVESTMENT HOLDING LIMITED

By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Chairman